October 16, 2006


Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington D.C. 20549


Re:  Air Methods Corporation
     Form 10-K for the Year Ended December 31, 2005
     Commission File Number: 000-16079


Dear Mr. Humphrey,


We ("Air Methods" or the "Company") are in receipt of your comment letter dated October 4, 2006, and have responded to each of your comments below. Our responses are numbered to correspond to the comment number in your letter.


1.   Item 7 - Management's Discussion and Analysis
     ---------------------------------------------
     Critical Accounting Policies
     ----------------------------
     Uncollectible Receivables, page 27
     ----------------------------------

     Regarding your discussion of uncollectible receivables, we note your sensitivity analysis which discusses that a change of 100 basis points in the estimated percentage of uncollectibles accounts would result in a change of $2.3 million in flight revenue. We also note per the discussion of revenue recognition in the preceding paragraph that flight revenue is recorded net of Medicare/Medicaid discounts. When viewing that statement in conjunction with your sensitivity analysis of uncollectible receivables, it is not clear how a change in your estimate of uncollectible receivables would have any effect on flight revenue. Please clarify your disclosure, as appropriate.

     RESPONSE:
     ---------

     At December 31, 2005, the revenue that was subject to estimate for uncollectible accounts was $232,735,000. This revenue is net of $83,173,000 of Medicare/Medicaid and other discounts. A 100 basis point change in the estimate for uncollectible accounts would have resulted in a $2,327,000 change in bad debt expense. The disclosure incorrectly states that the change would have resulted in a change in flight revenue.

     We respectfully request to modify our disclosure to correctly state the appropriate account that would be impacted in our future filings with the Commission.


2.   Item 8 - Financial Statements
     -----------------------------
     Financial Statements for the year ended December 31, 2005
     ---------------------------------------------------------
     Note (1) Summary of significant accounting policies
     ---------------------------------------------------
     Revenue recognition and uncollectible receivables, page F-13
     ------------------------------------------------------------

     We note that, due to the nature of your business, you respond to calls for air medical transports without pre-screening the credit worthiness of the patient and that you recognize revenue upon completion of the services. In this regard, it is unclear how you have determined that collectibility is reasonably assured and therefore revenue should be recognized. We note that you are currently reducing your revenue by the estimated amount of Medicaid/Medicare discount. However, it would appear that you should also reduce your revenue for the allowance determined for other third-party payors where collectibility is not reasonably assured. Refer to SAB 101 and SAB 104 for guidance. Please revise your financial statements or advise.

     RESPONSE:
     ---------

     We consider the guidance of Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104) and the industry guidance set forth in the AICPA's Audit and Accounting Guide, Health Care Organizations in determining revenue recognition for our transport services. SAB 104, section 1.A provides that "if a transaction is within the scope of specific authoritative literature that provides for revenue recognition guidance, that literature should be applied."

     Chapter 5, paragraph 3 of the Audit and Accounting Guide, Health Care Organizations (HC Guide) indicates that "revenue and the related receivable for health care services usually are recorded in the accounting records on an accrual basis at the provider's full established rates. The provision for contractual adjustments and discounts are also recognized on an accrual basis and deducted from gross revenue to determine net revenue". Contractual adjustments and discounts are defined as the differences between revenue at established rates and the amounts realizable from third party payors under contractual agreements, such as Medicaid, Medicare, and other health care organizations. Paragraph 5.03 of the Guide goes on further to say that "Estimates of contractual adjustments, discounts, and an allowance for uncollectibles are reported in the period during which the services are provided even though the actual amounts may become known at a later date. This later date may be (a) when the person is discharged, (b) subsequent to discharge or completion of service, (c) when the third party is billed, or (d) when payment or partial payment is received."

     The Company, and others in the industry, interpret this guidance such that revenue generated from contractual payors with specifically negotiated contractual agreements is presented on a net revenue basis. The accounting for contractual allowances is distinguished in the audit guide from the accounting for other third-party payors. The HC Guide does not indicate that bad debt expense should be deducted from revenue in determining net service revenue. In fact the guide is specific in that net service revenue is gross charges less contractual amounts (i.e. Medicare and Medicaid). For third-party payors, once we provide a medical transport, we believe we have the legal right to send a bill. Therefore, the amounts billed to other third-party payors for us and many in our industry, is presented as revenue, with an estimate for bad debt expense reported in the period during which the services are provided. Furthermore, it is not practical to pre-screen the creditworthiness of patients in need of emergency transport. In this regard, we believe that providing emergency transport services is unique and deserves special consideration when determining the appropriate amount of revenue to recognize. As indicated in the discussion above, we believe the current HC Guide has provided that unique perspective. We also believe that gross presentation of the amounts billed to other third-party payors with full disclosure of the estimates of the amount that will not be collected is more useful to the readers of our financial statements than a "net" presentation.

     We respectfully advise the Staff that the Company has historical collection data for the past several years that permits us to estimate the percentage of gross medical transportation and service fees that will not be collected, such that reasonable estimates can be established for an allowance for doubtful accounts.

     We are aware that the Accounting Standards Executive Committee (AcSEC) is currently working with the FASB on a project to update and amend the HC Guide. One of the items on the agenda is to evaluate and possibly amend the current revenue recognition guidance. We direct you to the AcSec meeting minutes of January 2006, which discuss the issue of revenue recognition in the health care industry:

          "Revenue Recognition. Currently, notably in the case of self-pay patients, there is diversity in practice such that, following paragraph 5.03 of the HC Guide, some health care organizations record revenue and an allowance (which may be relatively large) without necessarily determining first whether collectibility is reasonably assured. AcSEC plans to recommend to the FASB that the HC Guide be amended to state that a health care organization should recognize revenue, on a case by case (typically, patient by patient) basis, when the organization has evidence that a "sale" has taken place, that is when criteria along the lines of the following have been met:
               -    Persuasive evidence of the arrangement exists,
               -    Services have been rendered,
               -    The price is fixed and determinable, and
               -    Collectibility is reasonable assured."

     Until such definitive guidance is clarified and issued, the Company believes that under current guidance it is appropriate to continue to apply our existing accounting policy.

3.   Note (12) - Unaudited Quarterly Financial Data, page F-31
     ---------------------------------------------------------

     Describe any material items, such as the loss on early extinguishment of debt described on the top of page 19, affecting the comparability of your quarterly financial data. See Item 302(a)(3) of Regulation S-K.

RESPONSE:
---------

     The Staff's comment is duly noted. We respectfully request to modify our unaudited quarterly financial data disclosure to include the loss on the early extinguishment of debt in future filings with the Commission.

                  * * * * * * * * * * * * * * * * * * * * * *

As part of this response, Air Methods acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and Air Methods may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 303-792-7400 if you should have any further questions or comments.

Sincerely,


/s/ Trent J. Carman

Trent J. Carman
Chief Financial Officer
Air Methods Corporation